FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official Notice dated June 16, 2006, regarding approval of the proposals of resolutions submitted by the Board of Directors at the Ordinary General Shareholders’ Meeting of Repsol YPF, S.A.

2.	Official Notice dated June 16, 2006, regarding the payment of a complementary gross dividend against the year 2005.

Official Notice

Item 1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, June 16th 2006

The Ordinary General Shareholders’ Meeting of Repsol YPF, S.A., held today on second call, approved all the proposals of resolutions submitted by the Board of Directors concerning the points of the Agenda. The Company reported on such proposals to the Securities and Exchange Commission on May 10th, 2006.

In particular, the Ordinary General Shareholders’ Meeting, on the second and third item of the Agenda, approved the amendment of Articles 19 and 20 of the Articles of Association and Article 5 of the Regulations of the General Shareholders’ Meeting, respectively, all of them related to the call of the General Shareholders’ Meeting. The text of the approved amendments is available in the company’s website (www.repsolypf.com).

Likewise, the Ordinary General Shareholders’ Meeting, on the fourth item of the Agenda, approved:

-	the ratification and appointment as Directors of Mrs. Paulina Beato Blanco and Mr. Henri Philippe Reichstul;

-	the re-election of the Directors Mr. Marcelino Oreja Aguirre and Pemex Internacional España, S.A.; and

-	the appointment as Directors of Mr. Javier Echenique Landiribar and Mr. Artur Carulla Font.

Mr. Echenique and Mr. Carulla, appointed as Independent Outside Directors, accepted their appointments in the Board of Directors meeting held following the Ordinary General Shareholders’ Meeting. Also in such meeting, the Board approved the following resolutions related to the positions within the Board:

-	To ratify Mrs. Paulina Beato Blanco and Mr. Marcelino Oreja Aguirre as members of the Audit and Control Committee.

Comunicado de Prensa

-	To ratify Pemex Internacional España, S.A. as member of the Delegate Committee and of the Strategy, Investment and Competition Committee.

-	To accept the resignation of Mr. Jorge Mercader Miró as member of the Nomination and Compensation Committee, appointing him member of the Delegate Committee and of the Strategy, Investment and Competition Committee.

-	To appoint Mr. Javier Echenique Landiribar as member of the Delegate Committee and of the Strategy, Investment and Competition Committee.

-	To appoint Mr. Artur Carulla Font as member of the Nomination and Compensation Committee.

Consequently, the Board of Directors of Repsol YPF and its Committees are composed as follows:

Board of Directors:

Chairman:	Mr. Antonio Brufau Niubó

Vice-Chairman:	Mr. Ricardo Fornesa Ribó

Directors:	Mr. Gonzalo Anes Álvarez-Castrillón

Mr. Ignacio Bayón Mariné

Mrs. Paulina Beato Blanco

Mr. Artur Carulla Font

Mr. Javier Echenique Landiribar

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Mr. Jorge Mercader Miró

Mr. Carmelo de las Morenas López

Mr. Marcelino Oreja Aguirre

Pemex Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla (*)

(*)	Director Secretary of the Board of Directors

2

Comunicado de Prensa

Delegate Committee:

Mr. Antonio Brufau Niubó (Chairman)

Mr. Ricardo Fornesa Ribó

Mr. Javier Echenique Landiribar

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Mr. Jorge Mercader Miró

Pemex Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla

Audit and Control Committee:

Mr. Ignacio Bayón Mariné (Chairman)

Mrs. Paulina Beato Blanco

Mr. Carmelo de las Morenas López

Mr. Marcelino Oreja Aguirre

Nomination and Compensation Committee:

Mr. Gonzalo Anes Álvarez-Castrillón (Chairman)

Mr. Artur Carulla Font

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Strategy, Investment and Competition Committee:

Mr. Javier Echenique Landiribar

Mr. Jorge Mercader Miró

Pemex Internacional España, S.A.

3

Official Notice

Item 2

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, June 16th 2006

In accordance with the resolutions of the Company’s Ordinary General Shareholders Meeting, held today, Repsol YPF will pay a complementary gross dividend against the year 2005 of 0.30 Euros per share.

The above complementary dividend will be transferred to the Depositary, Bank of New York, on July 5th 2006. Owners of records of ADSs at the closing of business of July 3rd 2006 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 17th 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 16, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer